SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of October 2003
                                                    -------

                  Hellenic Telecommunications Organization S.A.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                                 --------------
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F _4_           Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                        Yes ____                 No ____


Enclosures:

1. Press release dated: October 30, 2003

OTE announces New Euro 250 million Floating Rate Note Issue due 2006 by OTE PLC guaranteed by OTE

    ATHENS, Greece--(BUSINESS WIRE)--Oct. 30, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, hereby announces the launch on October 29, 2003 of a Euro 250 million floating rate note issue due 2006 by its wholly owned subsidiary OTE PLC under its Euro 1,500,000,000 Global Medium Term Note programme guaranteed by OTE. The issue price of the notes will be 99.971 per cent. and they will bear interest from the closing date at a margin of 0.45 per cent. above the offered rate for three month deposits in the euro zone inter bank market (EURIBOR) giving a first interest coupon on the notes of 2.601 per cent. per annum. The net proceeds of the issue of notes will be used to refinance existing debt of OTE.
    This announcement does not constitute an offer to sell or issue, or constitute the solicitation of an offer. The notes are not, and will not be, registered under the US securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered with the United States Securities and Exchange Commission or pursuant to an exemption from the registration requirements of the Securities Act. There will be no offering of the securities in the United States.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    CONTACT: OTE:
             Dimitris Tzelepis - Group Investor Relations Officer
             +30 210 611 1574
             dtzelepis@ote.gr
             or
             Kostas Bratsikas - Investor Relations, +30 210 611 1428 brakon@ote.gr or
             Taylor Rafferty:
             London: +44 20 7936 0400
             or
             New York: +1 212-889-4350
             ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.

Date: 30 October 2003

                                   By: /s/ Iordanis Aivazis
                                      ------------------------------------------
                                          Name: Iordanis Aivazis
                                          Title: Chief Financial Officer